Exhibit 99.1

Intercont (Cayman) Limited Reports First Half 2025 Unaudited Financial Results

Hong Kong, July 15th, 2025 (GLOBE NEWSWIRE) – Intercont (Cayman) Limited (“Intercont” or the “Company”) (NASDAQ: NCT), a global shipping enterprise with plans for seaborne pulping operations, today announced its unaudited financial results for the six months ended December 31, 2024. All amounts below are in U.S. dollars.

First Half 2025 Unaudited Operating and Financial Summaries

●	Total revenues increased by 8% to approximately $13.4 million for the six months ended December 31, 2024 from approximately $12.4 million in the same period of 2023.

●	Gross profit increased by 14% to approximately $3.8 million for the six months ended December 31, 2024 from approximately $3.4 million in the same period of 2023.

●	Net income was approximately $0.9 million for the six months ended December 31, 2024, as compared with approximately $1.6 million in the same period of 2023.

●	As of December 31, 2024, the Company had approximately $4.9 million in cash and cash equivalents, as compared with approximately $3.8 million as of June 30, 2024.

First Half Fiscal 2025 Financial Results

Total revenues increased by 8% to approximately $13.4 million for the six months ended December 31, 2024 from approximately $12.4 million in the same period of 2023. The overall increase in total revenue was primarily driven by higher charter days compared to the prior period. In the six months ended December 31, 2023, revenue was impacted by dry-docking and major repairs, which resulted in off-hire days. The reduced operational downtime in the six months ended December 31, 2024 contributed to improved utilization and revenue growth.

Cost of revenues increased by 6% to approximately $9.6 million for the six months ended December 31, 2024 from approximately $9.0 million in the same period of 2023. The increase was primarily attributable to a 36%, or approximately $0.4 million increase in vessel lease expense.

Gross profit increased by 14% to approximately $3.8 million for the six months ended December 31, 2024 from approximately $3.4 million in the same period of 2023.

Total operating expenses increased by 101% to approximately $1.7 million for the six months ended December 31, 2024 from approximately $0.8 million in the same period of 2023.

●	General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources, and executive office personnel, and included office rental and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.7 million due to (a) professional consulting and legal fees increased by approximately $0.4 million from $nil for the six months ended December 31, 2023, to approximately $0.4 million for the six months ended December 31, 2024, (b) other expenses including salary expenses, travel expense etc. increased approximately $0.3 million.

●	The Group incurred approximately $0.4 million research and development expenses for entrusting a third party to conduct research on pulp transport device, pulp residue processing and remote control of ship pulping operation for the six months ended December 31, 2024.

Income from operations decreased by 16% to approximately $2.1 million for the six months ended December 31, 2024 from approximately $2.5 million in the same period of 2023.

Other expense, net was approximately $1.2 million in the six months ended December 31, 2024, representing an increase of approximately $0.3 million, or approximately 32%, as compared to approximately $0.9 million in the six months ended December 31, 2023 due to the following reasons: (1) interest income decreased by approximately $0.3 million in the six months ended December 31, 2024; (2) interest expense decreased by approximately $0.1 million to approximately $1.2 million in the six months ended December 31, 2024 from approximately $1.3 million in the six months ended December 31, 2023 due to decrease of loan balance and decrease of interest expense from financing lease, and (3) other expenses was approximately $0.04 million in the six months ended December 31, 2024, as compared to an other income of approximately $0.1 million in the six months ended December 31, 2023. The change of other expenses was mainly due to the fluctuations in the market price of the bunker.

Net income decreased by 43% to approximately $0.9 million for the six months ended December 31, 2024 from approximately $1.6 million in the same period of 2023.

As of December 31, 2024, the Company had approximately $4.9 million in cash and cash equivalents, which represented an increase of approximately $1.1 million from approximately $3.8 million as of June 30, 2024.

Recent Development

The Group completed its IPO on March 28, 2025, with total gross proceeds of $10,500,000, before deducting underwriting discounts and other offering expenses. Net proceeds amounted to $9,495,024 were received.

On April 7, 2025, Kingswood Capital Partners, LLC. (“Kingswood”), as the representative of the underwriters, exercised its over-allotment option in part to purchase an additional 175,000 ordinary shares par value US$0.0001 per share of the Company at the public offering price of $7.00 per share, before deducting underwriting discounts. The Group received $1,139,250 net proceeds from the over-allotment on April 8, 2025. The Company also issued warrants to Kingswood to purchase up to 83,750 ordinary shares. The warrants are exercisable at any time and from time to time from September 30, 2025 to March 31, 2029 at an exercise price of $8.40 per share.

In April 2025, in order to strengthen its working capital management, the Group temporarily deposited idle fund of approximately $10.2 million with authorized financial institution to purchase wealth management products or other financial products with a term of maturity not exceeding 12 months to generate additional returns and improve capital efficiency.

About Intercont (Cayman) Limited

Intercont (Cayman) Limited is a global shipping enterprise with plans for seaborne pulping operations. Under a visionary management team, Intercont is dedicated to providing customers with efficient and environmentally friendly transportation solutions through innovative business models and technology. For more information, please visit: https://www.intercontcayman.com.

Forward Looking Statement

This press release contains statements of a forward-looking nature. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Intercont (Cayman) Limited

investorrelations@intercontcayman.com

+852-3848-1720